Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

C21 Investments Inc. (the “Company”)
Suite 303, 595 Howe Street
Vancouver, British Columbia
Canada V6C 2T5

Item 2.	Date of Material Change

February 4, 2019.

Item 3.	News Release

News Release dated February 4, 2019 was disseminated through Cision Ltd.

Item 4.	Summary of Material Change

The Company completed the acquisition of Phantom Venture Group LLC and Phantom Brands, LLC based in Oregon, U.S.A.

Item 5.1	Full Description of Material Change

On February 4, 2019, the Company completed the acquisition of Phantom Venture Group LLC and Phantom Brands, LLC based in Oregon, U.S.A. (together, “Phantom Farms”). Phantom Farms has outdoor cannabis cultivation facilities totalling 80,000 square feet with an additional 40,000 square feet under development in Southern Oregon. Phantom Farms also operates a 5,600 square foot facility which includes a wholesale distribution warehouse and an extraction laboratory, and a 7,700 square foot state-of-the-art indoor grow facility in Central Oregon.

In consideration for the acquisition, the Company issued: (1) 2,670,000 common shares of the Company (each, a “C21 Share”) at the deemed issue price of US$3.00 per C21 Share; and (2) warrants to purchase up to 1,700,000 C21 Shares at an exercise price of CA$1.50 per C21 Share on or before February 4, 2021. Up to an additional 4,500,000 C21 Shares (the “Earn-Out Shares”) are issuable at a deemed issue price of US$3.00 per Earn-Out Share over a period of seven years, based on the following: (a) 20% of the Earn-Out Shares, if the average closing price of the C21 Shares on the CSE is CA$3.00 or more in any future 150- day period; (b) a further 20% of the Earn-Out Shares, if the average closing price of the C21 Shares on the CSE is CA$5.00 or more in any future 150-day period; (c) all of the Earn-Out Shares, if the average closing price of the C21 Shares on the CSE is CA$7.00 or more in any future 150-day period; (d) one-half of the Earn-Out Shares upon the acquisition of more than 50% of the issued and outstanding C21 Shares or the disposition by C21 Investments of all or substantially all of its assets (in either case, a “Change of Control”) at a value per C21 Share of CA$3.00 or more; and (e) all of the Earn-Out Shares upon a Change of Control at a value per C21 Share of CA$5.00 or more.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Michael Kidd, Chief Financial Officer
Telephone: (604) 718-2800

Item 9.	Date of Report

February 8, 2019